Exhibit 4.4

THIS CONVERTIBLE PROMISSORY NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. NO SALE OR DISPOSITION MAY BE EFFECTED EXCEPT IN COMPLIANCE WITH RULE 144 UNDER SAID ACT OR AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL FOR HOLDER REASONABLY SATISFACTORY TO PAYOR THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE ACT OR RECEIPT OF A NO-ACTION LETTER FROM THE SECURITIES AND EXCHANGE COMMISSION.

CONVERTIBLE PROMISSORY NOTE

$1,000,000	May 3, 2004

For value received ACADIA PHARMACEUTICALS INC., a Delaware corporation (“Payor”), promises to pay to THE STANLEY MEDICAL RESEARCH INSTITUTE or its assigns (“Holder”) the principal sum of $1,000,000, together with interest on the outstanding balance hereof at the rate of nine percent (9%) per annum, compounded annually. Interest shall commence with the date hereof and shall continue on the outstanding principal until paid in full or converted. Interest shall be computed on the basis of a year of 365 days for the actual number of days elapsed.

1. This note (this “Note”) is issued pursuant to the terms of that certain Development Agreement between Holder and Payor (the “Agreement”), dated as of May 3, 2004 (the “Agreement Date”).

2. All payments of interest and principal shall be in lawful money of the United States of America and shall be made to Holder. All payments shall be applied first to accrued interest, and thereafter to principal.

3. In the event that Payor issues and sells shares of its common stock, $0.0001 par value per share (the “Common Stock”), before November 3, 2005 (the “Maturity Date”) in a firm commitment underwritten public offering registered pursuant to the Security Act of 1933, as amended (the “Initial Public Offering”), then the outstanding principal balance of this Note, together with interest hereon through the date of such Initial Public Offering, shall automatically convert in whole without any further action by Holder into shares of Payor’s Common Stock effective upon the closing of the Initial Public Offering at a conversion price equal to the price per share to the public of a share of Payor’s Common Stock in the Initial Public Offering. In the event that Payor issues and sells shares of its Equity Securities to investors (the “Investors”) (i) after the Agreement Date but (ii) before the Maturity Date or the closing of the Initial Public Offering, in a private financing (including the conversion of this Note) with gross offering proceeds of not less than $10,000,000 (a “Private Financing”), then the outstanding principal balance of this Note, together with interest hereon through the date of the initial closing of the Private Financing, shall, at Payor’s election, convert in whole without any further action by Holder into such Equity Securities at a conversion price equal to the price per share paid by the investors on the same terms and conditions as given to the Investors. For purposes of this Note, the term “Equity Securities” shall mean shares of Payor’s preferred stock or any securities conferring the right to purchase Payor’s preferred stock or securities convertible into, or exchangeable for (with or without additional consideration), Payor’s preferred stock.

4. Unless this Note has been converted in accordance with the terms of Section 3 above, the entire outstanding principal balance and all unpaid accrued interest shall become fully due and payable on the Maturity Date.

5. If there is an Event of Default (as defined below), Payor shall pay all reasonable attorneys’ fees and court costs incurred by Holder in enforcing and collecting this Note.

6. Payor may prepay this Note, in whole or in part and at any time, or from time to time, prior to the Maturity Date without the consent of Holder.

7. If there shall be any Event of Default hereunder, upon the declaration of Holder, this Note shall accelerate and all principal and unpaid accrued interest shall become due and payable. From and after the occurrence of an Event of Default, this Note shall bear interest at the rate of fifteen percent (15%) per annum, compounded annually. The occurrence of any one or more of the following shall constitute an Event of Default:

(a) Payor fails to pay any amount when due hereunder;

(b) Payor files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes any corporate action in furtherance of any of the foregoing; or

(c) An involuntary petition is filed against Payor (unless such petition is dismissed or discharged within sixty (60) days, under any bankruptcy statute now or hereafter in effect, or a custodian, receiver, trustee, assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of Payor.

8. Payor hereby waives demand, notice, presentment, protest and notice of dishonor.

9. This Note shall be governed by construed and under the laws of the State of Delaware, as applied to agreements among Delaware residents, made and to be performed entirely within the State of Delaware, without giving effect to conflicts of laws principles.

10. The indebtedness evidenced by this Note is subordinated in right of payment to the prior payment in full of any Senior Indebtedness in existence on the date of this Note. “Senior Indebtedness” shall mean, unless expressly subordinated to or made on a parity with the amounts due under this Note, all amounts due in connection with (a) indebtedness of Payor to banks, equipment lessors or other financial institutions and (b) any such indebtedness or any debentures, notes or other evidence of indebtedness issued in exchange for such Senior Indebtedness, or any indebtedness arising from the satisfaction of such Senior Indebtedness by a guarantor.

11. Any term of this Note may be amended or waived with the written consent of Payor and Holder.

ACADIA PHARMACEUTICALS INC.

By:	/s/ ULI HACKSELL, PH.D.
Name: Uli Hacksell, Ph.D.
Title: Chief Executive Officer

2